BYLAWS OF RECOVERING BRO INC.

1. Stockholders

1.1. Annual meetings. Annual meetings of the stockholders of Recovering Bro Inc., a Delaware C-Corporation ("**Recovering Bro**"), as provided in the General Corporation Law of Delaware Section 221 ("**GCL**" §221) are to be held for electing Directors, and for any other proper business of Recovering Bro, at a place and time to be designated by its Board of Directors (the "**Board**"). The first annual meeting is to be within 13 months of incorporation, with each subsequent meeting within 13 months of the one before.

1.2. Special meetings. A special meeting of Recovering Bro's stockholders may be called at any time by: (a) a majority of authorized members of the Board ("**Directors**") with the number required for a majority not diminished by any Board vacancies), (b) the Board's Chairperson, if any, (c) Recovering Bro's Chief Executive Officer (or if no CEO, its President), or (d) stockholders entitled in aggregate to cast at least 10% of the votes at that meeting. To be effective, special meeting requests must be made in writing, specifying the time, place, and nature of business to be transacted, with notice to Recovering Bro's Board Chairperson, CEO, President, or Secretary, who in turn are to provide notice to all stockholders entitled to attend. Only business for the purpose stated in the notice may be transacted at a special meeting.

1.3. Notice. Per GCL §222, written notice of each stockholder meeting is to be given by Recovering Bro to stockholders not less than 10 days nor more than 60 days prior to any meeting date to all stockholders entitled to vote, stating the time and place of the meeting, any provisions for remote participation, and in the case of special meetings the purpose of the meeting.

1.4. Quorum. Per GCL §216, votes may only take place at a stockholder meeting attended by a quorum. At any stockholder meeting, a quorum is met by the presence in person or by proxy of stockholders holding a majority of all shares of stock entitled to vote at the meeting. Where a separate vote by one or more classes of stock is required for a particular matter, a majority of the outstanding shares of those classes entitled to vote is considered a quorum with respect to that matter. If there is no quorum, the meeting chair or the holders by majority vote of shares that are present (in person or by proxy) may adjourn the meeting to another place or time. If a notice is sent to all stockholders entitled to vote at the adjourned meeting stating that all present will constitute a quorum, then no minimum quorum will be required for the adjourned meeting, and all matters may be determined by majority vote cast there.

1.5. Conduct of business. A person designated by the Board or, in their absence, Recovering Bro's CEO (or in their absence, a person chosen at the meeting) are to chair the meeting. The Secretary of Recovering Bro, or a person designated by them or the Board or else chosen at the meeting, are to be secretary of the meeting. The meeting chair is to call the meeting to order, determine the order of business and procedure of meeting, and regulate the manner of voting and conduct of discussion. The meeting secretary is to record the general nature of discussion, record votes, and prepare and certify meeting minutes.

1.6. Remote participation. As permitted by GCL §211(a)(2), unless otherwise determined by the Board, stockholders may participate in stockholder meetings by teleconference, video conference, online conference, or other means by which all participants may read or hear the proceedings in real time, participate in those proceedings, and vote (which votes are to be recorded by Recovering Bro).

1.7. Adjourned meeting. Any stockholder meeting may be adjourned to reconvene at the same or another place, with no further notice required of any matter announced at the meeting at which adjournment is taken, except that if the date of the adjourned meeting is more than 30 days after the meeting originally noticed, or if a new record date is fixed for the adjourned meeting, the time and place of the adjourned meeting must be noticed. Any business that might have been transacted at the original meeting may be transacted at the adjourned meeting.

1.8. Voting

1.8.1. Per GCL §216, stockholders may vote in person or by proxy. Each has one vote per each share of stock entitled to vote on the matter in question and registered in that person's name as of the record date for the meeting, except as may be provided in these Bylaws or otherwise required by law (for example, by GCL §217, pertaining to fiduciaries, pledgors, and joint stock owners, and GCL §218, pertaining to voting trusts and other voting agreements).

1.8.2. Except as may be required by law, these Bylaws, or Recovering Bro's Certificate of Incorporation (the "**Certificate**"), elections of Directors are to be by plurality of eligible votes cast, and all other matters are to be determined by majority of eligible votes.

1.8.3. Votes may be by voice or written ballot, except that on demand of any stockholder eligible to vote on a matter, votes are to be by ballot, stating the name of the stockholder or proxy and any other information that may be required according to the voting procedure, and counted by an inspector appointed by the meeting chair. The Board, or the chair, may establish policies to authenticate, count, and record votes made remotely, electronically, or online, including gathering information from which it can be determined that the vote in question was authorized by the stockholder or proxy holder.

1.9. Written Action

1.9.1. Per GCL §228, all stockholder actions may be made by signed, written consent in lieu of holding a meeting, without prior notice and without a vote, if done by the holders of outstanding stock having at least the minimum votes that would have been necessary at a meeting at which all shares entitled to vote were present and voted.

1.9.2. Electronically transmitted and online consents to an action, made by a stockholder or proxy holder, are deemed written if they have an electronic signature that is either dated or for which the signature date or the transmission date can be derived. The Board is to establish a procedure for determining that consents are made by the applicable stockholders, proxy holders, or persons authorized to act on their behalf, for accepting electronically transmitted and online consents, and for recording and making each consent part of its books and records.

1.9.3. Per GCL §211(b), actions by written consent for the election of Directors must be unanimous, except if all of the directorships to which Directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

1.9.4. Per GCL §228(e), if an action is taken by less than unanimous written consent, prompt notice is to be given to stockholders who have not consented in writing and who would have been entitled to notice of a meeting, the record date of which was the date sufficient written consents to approve the action were received by Recovering Bro. If the action is one for which a certificate would be required under GCL if approved by stockholders at a meeting, then unless GCL requires otherwise a certificate is to be filed which states that written consent was given in accordance with GCL §228.

1.10. Proxies. Per GCL §212, each stockholder entitled to vote at a meeting or by written consent may authorize another party to act for them by proxy, via a written instrument or a transmission permitted by law filed according to procedures established for the meeting or consent in question. No proxy authorization may be voted or acted on after three years from its date unless it provides for a longer period. To be irrevocable a proxy must be coupled with an interest that is sufficient by law, per GCL §212(e).

1.11. Stock list. Per GCL §219, a complete list of stockholders entitled to vote at any meeting, including the address of each and the number of shares registered in their name, is to be made available for the examination of any stockholder on demand, at least 10 days prior to the meeting, for any purpose germane to the meeting. The list is also to be made available for the duration of the meeting, and presumptively determines the identity of those stockholders entitled to vote and their number of votes.

2. Directors

Pursuant to GCL §141, the Board operates as follows.

2.1. Powers of the Board. The Board manages the business and affairs of Recovering Bro, directly or by delegating authority to committees and Officers as provided by these Bylaws. Except as otherwise provided in the Certificate or GCL, the Board has the power to do anything that may be done by Recovering Bro, including among other things:

- Declaring dividends;

- Buying property, rights, or privileges, on terms it determines;

- Authorizing the creation, issuance, and sale, of negotiable or non-negotiable, secured or unsecured written obligations, and doing all things necessary for issuing them;

- Appointing and removing Recovering Bro's Officers with or without cause, and assigning duties among its Officers;

- Conferring on any Officer the power to appoint, remove, and suspend subordinate Officers, employees, and agents;

- Adopting employment, contractor, stock purchase, stock option, bonus, profit sharing, and other compensation plans and agreements, and adopting insurance, retirement, and other benefit plans, for Officers, Directors, employees, and agents of Recovering Bro and its subsidiaries, in some cases subject to the approval of stockholders;

- Issuing and selling shares of stock of Recovering Bro, as well as debt and equity convertible into stock, subject to any limits established by the Certificate;

- Conferring on any Officer the power to issue and sell shares of stock, or to grant stock options, to employees, contractors, advisors, strategic partners, and others, and to set vesting conditions and other provisions and agreement terms with respect thereto;

- Adopting policies and regulations for managing Recovering Bro's business and affairs; and

- All other powers described or implied by GCL §122 and GCL §123.

2.2. Number. The Board initially has 1 Director. Thereafter, the Board may fix the number of Directors from time to time at a number greater than 1 by an action adopted by a majority of authorized Directors (with the number required for a majority not to be diminished by any Board vacancies), as may be limited by the Certificate.

2.3. Term. Each Director is to hold office until their successor is elected and qualified, or until their death, resignation, retirement, disqualification, or removal. Directors may resign at any time by written notice, effective when delivered unless the resignation specifies date that is in the future or conditioned on the happening of an event.

2.4. Elections. Except as provided in Section 2.7 of these Bylaws, Directors are to be elected at annual meetings of the stockholders.

2.5. Qualification. The Certificate or these Bylaws may prescribe qualifications for Directors. Unless otherwise specified they need not be stockholders of Recovering Bro.

2.6. Removal. Any Director, or the entire Board, may be removed at any time, with or without cause, by affirmative vote of the holders of a majority of the voting power of then-outstanding stock entitled to vote in the election of Directors, voting together as a single class, except as may be limited in the Certificate or any agreement among the stockholders. Vacancies resulting from a removal under this section may be filled either by the Board under the provisions of Section 2.7, or else by a vote of those stockholders entitled to vote for the office of the Director so removed, at a special meeting duly called for the purpose.

2.7. Vacancies. Vacancies due to an increase in the number of authorized Directors, or for any cause other than removal by vote of stockholders, may be filled only by majority vote of Directors then in office, even if less than a quorum. In the event the vacancy applies to a Director who is to be elected by holders of a particular class or series of stock according to the Certificate, the vote to fill that vacancy is restricted to those Directors, if any, who were similarly elected. Directors elected to fill a vacancy are to serve a term lasting until the next annual stockholders meeting. Decreases in the number of authorized Directors do not serve to shorten the term of or otherwise remove any Director then in office. If at any time there are no Directors in office, or there is a provision in the Certificate to elect one or more Directors by vote of a particular class or series of stock, but no Directors in office who satisfy that provision, then any stockholder entitled to vote for a Director to fill that position may call a special meeting of stockholders, in accordance with these Bylaws and the Certificate, or else may apply to the Delaware Court of Chancery for a decree summarily ordering an election per the provisions of GCL §211. If at the time of filling any vacancy the number of Directors then in office is less than a majority of the number of Directors authorized (as determined immediately prior to any increase in the number of authorized Directors), any stockholders holding in aggregate at least 10% of the voting stock of Recovering Bro entitled to vote for such Directors may also petition the Delaware Court of Chancery to summarily order an election to fill any such vacancies, or to replace the Directors chosen by the Directors then in office.

2.8. Compensation. Initially there is no compensation for Directors. Unless otherwise restricted by the Certificate, the Board may fix the compensation of Directors, or determine that there is no compensation.

2.9. Regular meetings. Regular meetings of the Board are to be held at places and times established by the Board and publicized among all Directors. Notices of meetings are not required.

2.10. Special meetings. Special meetings of the Board may be called by a majority of Directors then in office, by the Chairperson of the Board, or by the CEO, at a place and time fixed by the party calling the meeting. Notice of special meetings is to be given in writing 24 hours before the meeting, unless waived by the recipient. Any and all business of the Board may be transacted at a special meeting unless the notice of meeting indicates otherwise.

2.11. Quorum. A quorum of the Board shall mean a majority of Directors then in office, not counting any vacancies, provided that per GCL §141(b) in no case shall fewer than 1/3 of the total number of Directors constitute a quorum. Votes of the Board are approved if made by a majority of Directors present at any meeting at which a quorum is present, except as otherwise specifically provided by the GCL, these Bylaws, and the Certificate. If a quorum is initially met, voting may continue despite the withdrawal of Directors, so long as approvals are made by at least a majority of the required quorum for that meeting. If there is no quorum, a majority of those present may adjourn the meeting to another place or time without further notice requirement.

2.12. Remote participation. Unless otherwise restricted by these Bylaws or the Certificate, participants in meeting of the Board or any committee designated by the Board may attend by teleconference, video conference, online conference, or other means by which all participants may read or hear the proceedings in real time, participate in those proceedings, and vote.

2.13. Conduct of business. Board meetings are to be presided over by the Chairperson of the Board, or in their absence the Vice Chairperson if any, or by a person designated by the Board or chosen at the meeting.

2.14. Action by written consent. Unless otherwise restricted by the Certificate or these Bylaws, any action required or permitted to be taken at a meeting of the Board or its committees, including among other things any votes, resolutions, acknowledgements, and consents, may be taken without a meeting if all Directors or committee members entitled to vote on the action consent in writing to the action.

2.15. Minutes. The Secretary of Recovering Bro, or a person designated by them or the Board or else chosen at the meeting, are to be secretary of the meeting, responsible for recording meeting notes (including all votes), and either certifying those minutes or circulating them for written approval. The Secretary is to enter those certified or approved minutes, along with any written actions, in the books and minutes of Recovering Bro.

2.16. Committees. Pursuant to GCL §141(c)(2), the Board may by majority vote designate one or more Board committees, each consisting of one or more of Recovering Bro's Directors. Committees, to the extent permitted by these Bylaws and designated by the Board, may exercise all powers and authority of the Board in managing the business and affairs of Recovering Bro, except that no committee has the power or authority to: (a) approve or adopt, or recommend to the stockholders, any action (other than electing and removing Directors) that is expressly required by the GCL to be approved by stockholders, or to: (b) amend these Bylaws. The Board may also designate alternate members to replace any absent or disqualified committee members. The members of a committee who are present and not disqualified from voting may appoint a replacement member for any who are absent or disqualified. Each committee may determine procedural rules for meeting and conducting business, and is to act according to its own rules except as provided by these Bylaws and GCL. A single committee member is a quorum for committees of one or two members, and 1/3 of all committee members entitled to vote on a given matter are a quorum for committees made of 3 or more members. Committees are to keep regular minutes, and to report their minutes to the Board as required. Committees may create subcommittees, each consisting of one or more members of the committee, and delegate some or all of its powers to the subcommittee.

3. Officers

Pursuant to GCL §142, the Board delegates the management of Recovering Bro to its Officers, as follows.

3.1. Initial Officers. The Officers of Recovering Bro are to include the following, listed below. Powers and duties are stated here in general terms, intended to include those normally vested in the offices described. Each Officer will have such other powers and duties that may be established by the Board or these Bylaws, and is subject to control and supervision by the Board, which may delegate the powers or duties of any Officer to any other officers or agents.

- A **President**, who is the general manager and chief executive of Recovering Bro and who has general supervision, direction, and control of the business and officers of Recovering Bro. The President is to preside at all meetings of the stockholders, and is an ex officio member (meaning, a member by virtue of their status as President) of all standing committees of the Board, including any executive committee. Unless separately designated or appointed by the Board, the position of "**Chief Executive Officer**" (or "**CEO**") is coextensive with that of President.

- A **Chief Financial Officer** (or "**CFO**"), who is to keep and maintain the accounting books and records of Recovering Bro, who is to manage and be signatory to Recovering Bro's bank accounts, disburse all funds that may be ordered by the Board, and to make plans for and report on Recovering Bro's finances. Unless separately designated or appointed by the Board or the CEO, the position of "**Treasurer**" is coextensive with that of Chief Financial Officer.

- A **Secretary** to keep the books and records of Recovering Bro (other than financial and accounting records), including minutes of the proceedings of the Board and its committees, proceedings of stockholder meetings, records of votes, actions by written consent, and notices, as well as records of ownership of the stock, options, and other securities issued by Recovering Bro. The Secretary is to record and certify these matters to others as directed by the Board.

- Optionally, a **Chairperson** (Alternately, "Chairman" or "Chair") of the Board, and as a further option, a Vice Chairperson, to preside over meetings of the Board. Such designations are attributes of Directorship, and not Officer positions.

3.2. Appointment. The above positions are to be appointed and vacancies filled by election of the Board. The Board may appoint, or empower the CEO to appoint, additional subordinate officers and agents of Recovering Bro, including one or more Vice Presidents, Assistant Treasurers, Assistant Secretaries, and other officer positions. Any number of officer positions may be held by the same person.

3.3. Term. Each Officer is to hold office from the effective date of their appointment until their successor is elected and qualified, or until their earlier resignation or removal (including removal by elimination of their position). The Board may remove any Officer at any time, with or without cause. Resignations of officers may be given in writing, and are effective when delivered unless the resignation otherwise specifies a date that is in the future or determined upon the happening of an event. Resignations need not be accepted to be effective. The CEO, and any Officer who appointed another Officer, may remove that other Officer at any time with or without cause, except that they may not without Board approval remove Officers appointed by the Board.

3.4. Securities of other companies. Unless the Board otherwise directs, Recovering Bro's CEO or any Officer authorized by the CEO has the power to vote and otherwise act on behalf of Recovering Bro, in person and by proxy, in exercising voting and other stockholder rights with respect to any securities Recovering Bro may hold in other companies.

4. Indemnification

Pursuant to and subject to GCL §145, Recovering Bro extends the following indemnification protections.

4.1. Proceedings. Recovering Bro, by this Bylaw, indemnifies and holds harmless any person (each an "**Indemnified Party**") threatened or made party to an action, suit, or proceeding, whether civil, criminal, private, administrative, or investigative, and whether threatened, pending, or completed (a "**Proceeding**") including those by or in the right of Recovering Bro, by reason that such person (or a person of whom that person is or was a legal representative) is or was serving in the official capacity of a Director, Officer, or incorporator of Recovering Bro, or is or was serving at the request of Recovering Bro as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of the Proceeding is such person's alleged actions in such service, or in any other capacity while so serving.

4.2. Extent of indemnification. Such indemnification shall be to the fullest extent permitted by GCL against all expenses (including attorney fees), judgments, fines, excise taxes, citations, penalties, amounts paid or to be paid in settlement, and amounts expended seeking indemnification granted to the Indemnified Party under applicable law, these Bylaws, or any agreement with Recovering Bro, actually and reasonably incurred by that person in connection with a Proceeding, to the extent the person's conduct relative to the events that are the subject of the Proceeding was in good faith and reasonably believed by the person to be not against the best interests of Recovering Bro, and with respect to any Proceeding that is criminal in nature, was reasonably not believed by that person to be unlawful. The termination of any Proceeding by judgment, order, settlement, fine, citation, penalty, excise tax assessment, conviction, or upon a plea of nolo contendere or its equivalent, does not by itself create a presumption against any of the three foregoing conditions (good faith, believed not opposed to Recovering Bro's interests, not believed to be unlawful). This indemnity provision does not apply to breaches of fiduciary duty arising from a stockholder's sale or attempted sale of stock to an entity hostile to Recovering Bro.

4.3. Limitation. Subject to the GCL, Recovering Bro is not obliged to indemnify any person under this section in connection with any Proceeding (or part of a Proceeding): (a) for which payment has actually been made to or on behalf of the Indemnified Party under any statute, insurance policy, or alternate indemnity provision, except as to any excess beyond the amount paid; (b) for an accounting or disgorgement of profits under Section 16(b) of the Securities Exchange Act of 1934 or similar provision of law (the "**1934 Act**"), if the Indemnified Party is held liable (including by settlement); (c) for any reimbursement or claw-back of a bonus or other incentive-based or equity-based compensation paid the Indemnified Party, or from profits realized by the Indemnified Party from the sale of Recovering Bro securities as required by the 1934 Act, including those arising from accounting restatements of Recovering Bro or profits arising from an improper sale of securities pursuant to Sections 304 and 306 of the Sarbanes-Oxley Act of 2002, if the Indemnified Party is held liable (including by settlement); (d) initiated by the Indemnified Party, including Proceedings against Recovering Bro, its Directors, Officers, employees, agents, or other indemnified parties, unless (i) the Board authorized the Proceeding or relevant part of the Proceeding prior to initiation, (ii) Recovering Bro provides the indemnification at its sole discretion pursuant to its powers under applicable law, or (iii) otherwise required under Section 4.4 or applicable law.

4.4. Right to bring suit. If a claim under Section 4.1 is not paid within 90 days after made in writing to Recovering Bro, the claimant may bring suit against Recovering Bro to recover any unpaid amount of the claim, and if not frivolous or brought in bad faith, the cost of prosecuting and recovering the claim. It is a defense to any such claim that the claimant has not met the standards of conduct making it permissible under GCL for Recovering Bro to indemnify the claimant, with the burden of proof for such defense falling on Recovering Bro.

4.5. Expenses advanced. Recovering Bro is to advance expenses incurred by parties indemnified under Section 4.1 in advance of the final disposition of a Proceeding, if made by reasonable written request by an Indemnified Party together with a pledge that the person will repay such amounts if it is ultimately entitled that they are not entitled to indemnification, subject to terms and conditions that Recovering Bro deems appropriate.

4.6. Indemnification of others. Recovering Bro has the power to indemnify its employees and agents to the extent not prohibited by GCL or other applicable law, by approval of the Board or by delegation to any Officers of the power of approving determination of whether employees or agent should be indemnified.

4.7. Exclusion. The Board may at its discretion limit or exclude indemnification of Officers other than President, CEO, Secretary, Chief Financial Officer, and Treasurer made pursuant to Section 4, and any Officer may so limit or exclude indemnification with respect to subordinate Officers appointed by them, provided such limitation or exclusion is made in writing, agreed to by the person whose indemnification is so limited or excluded.

4.8. Non-Exclusivity of Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, Section 4 is not exclusive of any other rights held by indemnified parties under the Certificate or any statute, bylaw, agreement, or vote of eligible stockholders or disinterested Directors. Recovering Bro is expressly authorized to enter into contracts with any or all of its Officers, Directors, employees, or agents, with respect to indemnification and advancement of expenses to the fullest extent not prohibited by law.

4.9. Insurance. Recovering Bro is entitled to but not required (unless by agreement with an Indemnified Party or by law) to purchase or maintain insurance on behalf of any Indemnified Party against any liability asserted against that person and incurred by such person in any capacity, or arising out of that person's position with Recovering Bro, whether or not Recovering Bro would have the power to indemnify such person against such liability under GCL.

4.10. Survival. The rights to indemnification and advances of expenses under Section 4 continue after an Indemnified Person is no longer serving in the capacity for which they were indemnified, and inures to the benefit of their heirs, executors, and administrators. Any amendment, alteration or repeal of this Section 4 does not adversely affect any right or protection of any person in respect of any act, omission, or other circumstance arising prior to such change. In the event a constituent corporation or other business entity (including constituents of constituents) is absorbed into Recovering Bro by consolidation or merger, Recovering Bro will treat as an Indemnified Party any person who that constituent entity would have had the power and authority to indemnify had that entity continued its separate existence, with respect to those Proceedings involving or relating to that entity.

5. Stock

5.1. Uncertificated stock. All stock of Recovering Bro is to be "uncertificated" within the meaning of GCL §158. All stockholders waive any right they have, until further notice, to receive paper share certificates, unless specifically agreed to the contrary between Recovering Bro and a particular stockholder.

5.2. Records. Stock ownership is recorded in Recovering Bro's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

5.2.1. Recovering Bro is entitled to recognize the exclusive rights of ownership of persons registered on its books as owners of shares, including among other things the right to vote and to receive notices and dividends.

5.2.2. The Board may establish other rules and procedures to govern the issue, transfer, conversion, and registration of stock.

5.2.3. The Board may fix a record date pursuant to GCL §213 and following sections for determining the list of stockholders and their respective status with respect to any notice or vote among its stockholders. The record date: (a) in the case of any meeting or adjournment of a meeting of stockholders, unless otherwise required by law, is to be no more than 60 nor less than 10 days before the date of the meeting; (b) in the case of written consent for a corporate action in lieu of a meeting, is to be no more than 10 days after the date the resolution fixing the record date is adopted by the Board; and (c) in the case of any other action, is to be no more than 60 days prior to that action.

5.2.4. If no record date is otherwise fixed (a) in the case of notices or votes among stockholders the record date is the close of business on the business day immediately preceding: (i) the day on which notice is given, or if notice is waived, (ii) the day on which the meeting is held; in the case of an action by written consent in lieu of a meeting when no prior Board action is required by law, the record date is the date on which a signed written consent is first received by Recovering Bro; and (c) for all other purposes requiring a determination of the stockholders, the close of the business day the Board adopts the resolution requiring that determination.

5.2.5. Record dates with respect to votes and meetings of stockholders apply to any adjournment of the meeting or vote, provided that the Board may fix a new record date for the adjourned meeting or vote.

5.3. Partly paid shares. Recovering Bro may issue any of its shares as partly paid and subject to call for the remainder of the consideration to be paid, per GCL §156. The total consideration outstanding and amount paid are to be recorded in Recovering Bro's books and records. Upon the declaration of any dividend on fully paid shares, dividends on partly paid shares are proportionate to the basis of the percentage of the consideration actually paid.

5.4. Statements regarding stock. Upon written request made by or on behalf of the holder of record of any of Recovering Bro's stock, Recovering Bro will issue a statement certified by an Officer indicating the number of shares, their class or series, how and when issued and acquired, and applicable rights, limitations, preferences, qualifications, registration, and consideration paid and due, including any information required to be disclosed by GCL §156, GCL §202(a), or GCL §218(a), pertaining to that stockholder's shares. Statements of this nature are for information disclosure purposes only, and do not constitute share certificates under the meaning of the GCL.

5.5. Dividends. The Board, subject to the Certificate and applicable law, may declare and pay dividends on Recovering Bro's stock, payable in cash, property, or additional shares of stock. The Board may set aside funds that would otherwise be available for dividends as a reserve or fund for any proper purpose, and may abolish that reserve.

5.6. Stock agreements. Recovering Bro has the power to enter into and perform agreements with any stockholders, or in respect of any classes or series of stock, in connection with their issuance or otherwise, and to restrict the transfer of those shares in any manner not prohibited by GCL, provided that (a) provisions in any agreement with stockholders permitting Recovering Bro to impose new transfer restrictions by modifying the Certificate, these Bylaws, or any stockholder agreement shall require consent within the meaning of GCL §202(a) and (b). Recovering Bro shall provide notice of such restrictions to all affected stockholders.

6. Notices and waivers

6.1. Manner of giving notice and waiver. Except as otherwise specifically provided in these Bylaws or required by law, all notices required to be given to any stockholder, Director, Officer, employee or agent are to be in writing and may in every instance be effectively delivered when delivered personally or by express courier, upon confirmation of electronic delivery (including by email), immediately when delivered to the recipient's account on an online document service adopted by Recovering Bro and assented to by the recipient, or 5 business days after being deposited in the U.S. mail as certified or registered mail with postage prepaid, in each case addressed to the party to be notified at such party's address in the books and records of Recovering Bro, as subsequently modified by written notice, or if no address is specified, at the most recent address set forth in Recovering Bro's books and records. In the case delivery is rejected or returned despite being directed to an address indicated as valid by the intended recipient, notice is deemed given on the earlier of: (a) the date of rejection, or (b) five business days if made by mail, and (c) the date of first scheduled or attempted delivery if made by courier.

6.2. Waiver. Written waivers of notice by the person in question are deemed equivalent to the notice required to be given to a stockholder, Director, Officer, employee, or agent, whether waiver is made before or after the time of the event for which notice is given. Neither the business conducted nor purpose required need be specified in a waiver. Attendance at a meeting or participation in a vote constitutes a waiver of notice, unless in the case of a meeting a person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of business at that meeting based on lack of notice. Further, consent to a written action in lieu of meeting constitutes waiver of notice with respect to that action.

6.3. Stockholders sharing an address. Notice to multiple stockholders who share a physical or electronic address, or who share a single online account, is deemed effective if made to that address or account, barring any agreement or provision of GCL to the contrary.

6.4. Unlawful communications. In the event notice is otherwise required to any person with whom communication or contact is unlawful, the giving of that notice is not required, any action may be taken as if notice had been given, and there is no duty to apply to any governmental authority or agency seeking permission to contact that person.

6.5. Certificates. In the event an action taken by Recovering Bro requires the filing of a certificate under GCL, the certificate is to state if applicable that notice was given to all persons entitled to receive notice, excepting any persons with whom waiver was granted, notice was rejected, or communication was unlawful, as the case may be.

6.6. Further requirements. Notices by electronic transmission, waiver of notice, and delivery in the case of rejected notice, are further subject to, and may be limited by application of, the provisions of GCL §164, GCL §213, GCL §222, GCL §229, GCL §230, GCL §232, GCL §233, GCL §296, GCL §311, GCL §312, and GCL §324, among other provisions of of GCL.

7. Other Matters

7.1. Fiscal year. The fiscal year of Recovering Bro is fixed by and may be changed by the Board.

7.2. Electronic records. At the election of the Board, Recovering Bro may maintain its corporate books and records electronically or online. If so, it shall consist of a set of online or electronic records, to include copies of: (i) the Certificate and Bylaws, including any amendments and restatements, (ii) record of all meetings of the Board and of the stockholders, including any notices, proceedings, and minutes of the meeting, the number of shares or directors represented at the meeting, and in the case of special meetings a statement of how the meeting was authorized, and (iii) any and all other votes, consents, elections, or actions of its Board and stockholders. Except as may be required otherwise by law, these Bylaws, the Certificate, or the Board of Directors, all other books and records, certificates, registrations, recordations, actions, resolutions, minutes, votes, ballots, signatures, consents, and notices, described in these Bylaws may also be made, delivered, executed, and stored in electronic format and online.

7.3. Reliance upon books, reports, and records. Each Director and Officer, in the performance of their duties, is to be fully protected in relying in good faith on the books of account or other records of Recovering Bro, including reports made to Recovering Bro by any of its Officers, by an independent certified accountant, attorney, or by an appraiser.

7.4. Corporate seal. Recovering Bro is not required to adopt a corporate seal. The seal, if adopted, is for ceremonial purposes only.

7.5. Annual report. Recovering Bro is to prepare and send to its stockholders an annual report if and as required by law. So long as there are fewer than 100 stockholders, the requirement to send an annual report is expressly waived.

7.6. Time periods. Any time period described as one event or condition occurring a certain number of days before or after another are to be determined on the basis of calendar days, with the day of the first event not included and the day of the second event included.

7.7. Amendments. The Board is expressly empowered to adopt, amend or repeal Bylaws of Recovering Bro, subject to the right of the stockholders to adopt, amend, alter or repeal the Bylaws. Any adoption, amendment or repeal of Bylaws by the Board requires the approval of a majority of the total number of authorized directors (with the number required for a majority not to be diminished by any Board vacancies). The stockholders also have power to adopt, amend or repeal the Bylaws of Recovering Bro. Bylaws adopted by stockholders specifying votes necessary for electing Directors may not be further amended by the Board.